Exhibit 99.1

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Financial Position	F-3 F-4

Consolidated Statements of Comprehensive Loss	F-5

Consolidated Statements of Changes in Equity	F-6 F-8

Consolidated Statements of Cash Flows	F-9 F-10

Notes to Consolidated Financial Statements	F-11 F-42

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To the Shareholders and Board of Directors of CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES.

Opinion on the Financial Statements

We have audited the accompanying consolidated financial position of Can-Fite and its subsidiaries Ltd (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of other comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidation financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kost Forer Gabbay & Kasierer

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since at least 2001, but we are unable to determine the specific year.

Tel-Aviv, Israel

August 8, 2018

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands (except for share and per share data)

		December 31,
		2017	2016
	Note	USD

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$3,505	$8,115
Other accounts receivables and prepaid expenses	5	3,159	2,007

Total current assets		6,664	10,122

NON-CURRENT ASSETS:
Lease deposit		5	10
long-term investment	6	917	-
Property, plant and equipment, net	7	28	40

Total long-term assets		950	50

Total assets		$7,614	$10,172

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands (except for share and per share data)

		December 31,
		2017	2016
	Note	USD

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$427	$1,249
Deferred revenues	10	330	322
Other accounts payable	8	997	933
Warrants exercisable into shares (Series 10-12)		-	564

Total current liabilities		1,754	3,068

NON-CURRENT LIABILITIES:
Deferred revenues	10	846	1,143

Total Long-term liabilities		846	1,143

CONTIGENT LIABILITIES AND COMMITMENTS	10

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	11
Share capital		2,123	1,783
Share premium		81,104	79,864
Capital reserve from share-based payment transactions		5,547	5,167
Warrants exercisable into shares		8,815	6,947
Treasury shares, at cost		-	(970)
Accumulated other comprehensive income		1,127	491
Accumulated deficit		(93,702)	(87,363)

Total equity attributable to equity holders of the company		5,014	5,919

Non-controlling interests		-	42

Total equity		5,014	5,961

Total liabilities and equity		$7,614	$10,172

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

In thousands (except for share and per share data)

		Year ended December 31,
		2017	2016	2015
	Note	USD

Revenues	10	$789	$165	$162

Research and development expenses	13	5,106	6,115	3,904
General and administrative expenses	14	2,868	2,733	2,735

Operating loss		7,185	8,683	6,477

Other income	1b	(769)	-	-

Financial expenses	15	621	55	133
Financial income	15	(633)	(374)	(106)

Total Financial income, net		(12)	(319)	27

Loss before taxes on income		6,404	8,364	6,504
Taxes on income	17	29	29	5

Net loss		6,433	8,393	6,509

Other comprehensive loss:

Amounts that will not be reclassified subsequently to profit or loss:

Adjustment arising from translating financial statements from functional currency to presentation currency		(636)	(119)	58
Remeasurement loss from defined benefit plans		-	-	99

Total other comprehensive		(636)	(119)	157

Total comprehensive loss		$5,797	$8,274	$6,666

Net loss Attributable to:
Equity holders of the Company		$6,339	$8,257	$6,243
Non-controlling interests		94	136	266

		6,433	8,393	6,509
Total comprehensive loss attributable to:
Equity holders of the Company		5,703	8,138	6,400
Non-controlling interests		94	136	266

		$5,797	$8,274	$6,666

Net loss per share attributable to equity holders of the Company:
Basic and diluted net loss per share	16	$0.19	$0.30	$0.27

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non- controlling interests	Total Equity
	USD

Balance as of January 1, 2015	$1,373	$72,534	$4,317	$2,633	$(970)	$389	$(72,723)	$7,553	$419	$7,972

Net loss	-	-	-	-	-	-	(6,243)	(6,243)	(266)	(6,509)
Remeasurement gain (loss) from defined benefit plans	-	-	-	-	-	(99)	-	(99)	-	(99)
Adjustment arising from translating financial statements from functional currency to presentation currency	-	-	-	-	-	(58)	-	(58)	-	(58)

Total comprehensive loss	-	-	-	-	-	(157)	(6,243)	(6,400)	(266)	(6,666)

Issuance of share capital and warrants, net of issue expenses of USD 1,314	407	7,330	460	4,314	-	-	-	12,511	-	12,511
Share-based payments	-	-	87	-	-	-	-	87	22	109

Balance as of December 31, 2015	$1,780	$79,864	$4,864	$6,947	$(970)	$232	$(78,966)	$13,751	$175	$13,926

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non- controlling interests	Total Equity
	USD

Balance as of January 1, 2016	$1,780	$79,864	$4,864	$6,947	$(970)	$232	$(78,966)	$13,751	$175	$13,926

Net loss	-	-	-	-	-	-	(8,257)	(8,257)	(136)	(8,393)
Loss from defined benefit plans	-	-	-	-	-	140	(140)	-	-	-
Adjustment arising from translating financial statements from functional currency to presentation currency	-	-	-	-	-	119	-	119	-	119

Total comprehensive loss	-	-	-	-	-	259	(8,397)	(8,138)	(136)	(8,274)

Share-based payments	3	-	303	-	-	-	-	306	3	309

Balance as of December 31, 2016	$1,783	$79,864	$5,167	$6,947	$(970)	$491	$(87,363)	$5,919	$42	$5,961

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive income	Accumulated deficit	Total	Non- controlling interests	Total Equity
	USD

Balance as of January 1, 2017	$1,783	$79,864	$5,167	$6,947	$(970)	$491	$(87,363)	$5,919	$42	$5,961

Net loss	-	-	-	-	-	-	(6,339)	(6,339)	(94)	(6,433)
Adjustment arising from translating financial statements from functional currency to presentation currency	-	-	-	-	-	636	-	636	-	636

Total comprehensive loss	-	-	-	-	-	636	(6,339)	(5,703)	(94)	(5,797)

Issuance of share capital and warrants, net of issue expenses of USD 621	330	1,993	188	1,868	-		-	4,379	-	4,379

Issuance of share capital	10	85	-	-	-		-	95	-	95

Proceeds from sale of subsidiary in previously consolidated subsidiaries	-	(838)	-	-	970		-	132	52	184

Share-based payments	-	-	192	-	-	-	-	192	-	192

Balance as of December 31, 2017	$2,123	$81,104	$5,547	$8,815	$-	$1,127	$(93,702)	$5,014	$-	$5,014

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands (except for share and per share data)

	Year ended December 31,
	2017	2016	2015
	USD

Cash flows from operating activities:

Net loss	$(6,433)	$(8,393)	$(6,509)
Adjustments to reconcile loss to net cash used:

Depreciation of property, plant and equipment	19	18	16
Share-based payment	192	309	109
Decrease in severance pay, net	-	(152)	5
Changes in fair value of warrants liability exercisable into shares	(72)	(232)	80
Changes in fair value of long-term investment	5	-	-
Gain from sale of investment in previously consolidated subsidiaries (a)	(769)	-	-
Exchange differences on balances of cash and cash equivalents	83	82	13

	(542)	25	223
Working capital adjustments:

Decrease (increase) in accounts receivable, prepaid expenses and lease deposit	(2,907)	(1,397)	332
Increase (decrease) in trade payable	(293)	816	187
Increase (decrease) in deferred revenues	(289)	335	1,130
Increase (decrease) in other accounts payable	906	(100)	(178)

	(1,997)	(346)	1,471

Net cash used in operating activities	$(8,972)	$(8,714)	$(4,815)

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands (except for share and per share data)

	Year ended December 31,
	2017	2016	2015
	USD

Cash flows from investing activities:

Purchase of property, plant and equipment	$(7)	$(10)	$(42)
Proceeds from sale of investments in previously consolidated subsidiaries (a)	(22)	-	-

Net cash used in investing activities	(29)	(10)	(42)

Cash flows from financing activities:

Issuance of share capital and warrants, net of issuance expenses	4,474	-	12,511

Net cash provided by financing activities	4,474	-	12,511

Exchange differences on balances of cash and cash equivalents	(83)	(82)	(13)

Increase (decrease) in cash and cash equivalents	(4,610)	(8,806)	7,641
Cash and cash equivalents at the beginning of the year	8,115	16,921	9,280

Cash and cash equivalents at the end of the year	3,505	8,115	16,921

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	29	29	5

Cash received during the year for interest	$69	$89	$22

	Year ended December 31,
	2017	2016	2015
	USD

(a) Proceeds from sale of investments in previously consolidated subsidiaries:

The subsidiaries’ assets and liabilities at date of sale:

Working capital (excluding cash and cash equivalents)	$(53)	$-	$-
Treasury shares deduction, net	132	-	-
Non-controlling interests	52	-	-
Gain (loss) from sale of subsidiaries	769	-	-
Long term investments	(922)	-	-

	$(22)	$-	$-

*)	Represent an amount lower than USD 1.

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 1:-	GENERAL

a.	Company description:

Can-Fite Biopharma Ltd. (the “Company”) was incorporated and started to operate in September 1994 as a private Israeli company. Can-Fite is a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of autoimmune-inflammatory, oncological and sexual dysfunction indications. Its platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. The Company’s pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

The Company’s ordinary shares have been publicly traded on the Tel-Aviv Stock Exchange since October 2005 under the symbol “CFBI” and the Company’s American Depositary Shares (“ADSs”) began public trading on the over the counter market in the U.S. in October 2012 and since November 2013 the Company’s ADSs have been publicly traded on the NYSE American under the symbol “CANF”.

b.	The Company owned 82% of a U.S. based subsidiary, Ophthalix, Inc. which developed the CF101 drug for treatment of ophthalmic indications under license from the Company. The license to develop this drug was transferred from the Company to Ophthalix, Inc. in the context of an ophthalmic activity spinoff transaction. Ophthalix, Inc. was traded in the over the counter market in the U.S. under the symbol “OPLI”.

On May 21, 2017, OphthaliX and a wholly-owned private Israeli subsidiary of OphthaliX, Bufiduck Ltd. (the “Merger Sub”), and Wize Pharma Ltd. (“Wize”), an Israeli company formerly listed on the Tel Aviv Stock Exchange currently focused on the treatment of ophthalmic disorders, including dry eye syndrome, entered into an Agreement and Plan of Merger, or the Merger Agreement, providing for the merger of the Merger Sub with and into Wize, with Wize becoming a wholly-owned subsidiary of OphthaliX and the surviving corporation of the merger (the “Merger”). On November 16, 2017, the Merger was completed. As a result of the Merger, the Company’s ownership of OphthaliX, immediately post-Merger, became approximately 8% of the outstanding shares of common stock. In addition, immediately prior to the Merger, OphthaliX sold on an “as is” basis to the Company all the ordinary shares of Eyefite in exchange for the irrevocable cancellation and waiver of all indebtedness owed by OphthaliX and Eyefite to the Company, including approximately USD 5,000 of deferred payments owed by OphthaliX and Eyefite to the Company and, as part of the purchase of Eyefite, the Company also assumed certain accrued milestone payments in the amount of USD 175 under a license agreement previously entered into with the NIH. In addition, that certain exclusive license of Piclidenson granted to OphthaliX by the Company and a related services agreement was terminated. In connection with the Merger, OphthaliX was renamed Wize Pharma, Inc.

As a result of the Merger, the Company recorded a capital gain of USD 769.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 1:-	GENERAL (Cont.)

c.	During the year ended December 31, 2017, the Company incurred net losses of USD 6,433 and it had negative cash flows from operating activities in the amount of USD 8,972.

Furthermore, the Company intends to continue to finance its operating activities by raising capital and seeking collaborations with multinational companies in the industry. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research and development activities.

If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of all of its products or may be required to delay part of its development programs. The Company’s management and board of directors are of the opinion that its current financial resources will be sufficient to continue the development of the Company’s products at least for twelve months from the balance sheet date.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Definitions:

In these consolidated financial statements:

The Company	-	Can-Fite Biopharma Ltd.

The Group	-	The Company and its subsidiary (as defined below)

Subsidiaries	-	Companies that are controlled by the Company (as defined in IAS 27 (2008)) and whose accounts are consolidated with those of the Company

Wize Pharma, Inc.	-	Wize Pharma, Inc. (formerly OphthaliX Inc.)

Eye-Fite	-	Eye-Fite Ltd (Can-Fite.’s wholly owned subsidiary)

Related parties	-	As defined in IAS 24

NIS	-	New Israeli Shekel

USD	-	U.S. dollar

	€-	European Union Euro

CAD	-	Canadian dollar

ADS	-	American Depositary Share (“ADS”). Each ADS represents 2 ordinary shares of the Company

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company’s financial statements have been prepared on a cost basis, except for financial assets and liabilities (including warrants) which are presented at fair value through statement of comprehensive loss.

The preparation of the financial statements requires management to make critical accounting estimates as well as exercise judgment in the process of adopting significant accounting policies. The matters which required the exercise of significant judgment and the use of estimates, which have a material effect on amounts recognized in the financial statements, are specified in Note 3.

c.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (i.e., subsidiaries). Control is achieved when the Company is exposed, or has the rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The effect of potential voting rights that are exercisable at the end of the reporting period is considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

Non-controlling interests in subsidiaries represent the non-controlling shareholders’ share of the total comprehensive loss of the subsidiaries and their share of the net assets. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

Upon the disposal of a subsidiary resulting in loss of control, the Company:

-	derecognizes the subsidiary’s assets (including goodwill) and liabilities.
-	derecognizes the carrying amount of non-controlling interests.
-	derecognizes the adjustments arising from translating financial statements carried to equity.
-	recognizes the fair value of the consideration received.
-	recognizes the fair value of any remaining investment.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

-	reclassifies the components previously recognized in other comprehensive income (loss) on the same basis as would be required if the subsidiary had directly disposed of the related assets or liabilities.
-	recognizes any resulting difference (surplus or deficit) as gain or loss.

d.	Functional currency, presentation currency and foreign currency:

1.	Functional currency and presentation currency:

From the Company’s inception through January 1, 2018, the Company’s functional and presentation currency was the NIS. Management conducted a review of the functional currency of the Company and decided to change its functional and presentation currency to the USD from the NIS effective January 1, 2018. These changes were based on an assessment by Company management that the USD is the primary currency of the economic environment in which the Company operates.

In determining the appropriate functional currency to be used, the Company followed the guidance in International Accounting Standard 21 - The Effects of Changes in Foreign Exchange Rates ("IAS 21"), which states that factors relating to sales, costs and expenses, financing activities and cash flows, as well as other potential factors, should be considered. In this regard, the Company is incurring and expects to continue to incur a majority of its expenses in USD as a result of its expanded clinical trials including Phase 3 trials. These changes, as well as the fact that the majority of the Company’s available funds are in USD, the Company’s principal source of financing is the U.S. capital market, and all of the Company’s budgeting is conducted solely in U.S. dollars, led to the decision to make the change in functional currency as of January 1, 2018, as indicated above.

At the date of change of functional currency, the Company also changed the presentation currency of these financial statements to the USD. This change was retrospectively implemented. In accordance with IAS 21, since the Company's presentation currency was different than its functional currency, results and financial position were translated using the following principles: (i) all assets and liabilities were translated using the current exchange rates, (ii) equity accounts were translated using the historical rates, and (iii) income and expenses for each statement of comprehensive income or separate income statement presented were translated at exchange rates at the dates of the transactions.

The Company also implements the guidance in IAS 21 regarding translating foreign currency financial statements of consolidated subsidiaries.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction.

After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange rate differences are recognized in statement of comprehensive loss.

Non-monetary assets and liabilities measured at cost in foreign currency are translated at the exchange rate at the date of the transaction.

Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

3.	Index-linked monetary items:

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index (“Israeli CPI”) are adjusted at the relevant index at the end of each reporting period according to the terms of the agreement. Linkage differences arising from the adjustment, as above, are recognized in statement of comprehensive loss.

e.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the investment date.

f.	Account receivables and prepaid expenses:

Prepaid expenses are composed mainly from active pharmaceutical ingredients and clinical trial drug-kits which are expensed based on the percentage of completion method of the related clinical trials.

g.	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and excluding day-to-day servicing expenses.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Laboratory equipment and Leasehold improvements	10

Computers, office furniture and equipment	6 - 33

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including extension option held by the Company and intended to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimates. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

h.	Revenue recognition:

The Company generates revenues from distribution agreements. Such revenues comprises of upfront license fees, milestone payments and potential royalty payments.

The Company identified four components in the agreements: (i) performing the research and development services through regulatory approval; (ii) exclusive license to distribute the product; (iii) participation in joint steering committee; and, (iv) royalties resulting from future sales of the product.

The Company recognizes revenue in accordance with IAS 18, “Revenue” pursuant to which each required deliverable is evaluated to determine whether it qualifies as a separate unit of accounting based on whether the deliverable has “stand-alone value” to the customer. The arrangement’s consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable which is based on the Estimated Selling Price (’‘ESP’’).

Components (i) – (iii) were analyzed as one unit of accounting. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement).

Contingent payments related to milestones will be recognized immediately upon satisfaction of the milestone and contingent payments related to royalties will be recognized in the period that the related sales have occurred.

Revenues from royalties will be recognized as they accrue in accordance with the terms of the relevant agreement.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Research and development expenditures:

Research expenditures are recognized in the statement of comprehensive loss when incurred.

j.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of the carrying amount of non financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of property, plant and equipment exceeds their recoverable amount, the property, plant and equipment are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss. As of December 31, 2017 and 2016, no impairment indicators have been identified.

k.	Financial instruments:

1.	Financial assets:

Financial assets within the scope of IAS 39 are initially recognized at fair value plus directly attributable transaction costs, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

After initial recognition, the accounting treatment of financial assets is based on their classification as follows:

Financial assets at fair value through profit or loss:

This category includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss.

2.	Financial liabilities:

Financial liabilities are initially recognized at fair value.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

Financial liabilities at fair value through statement of comprehensive loss

Financial liabilities at fair value through profit or loss include financial liabilities designated upon initial recognition as at fair value through statement of comprehensive loss.

A liability may be designated upon initial recognition at fair value through profit or loss, subject to the provisions of IAS 39.

Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received (before issue expenses) to the components of the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities and compound instruments that are presented at amortized cost. The consideration allocated to the equity instruments is determined as the residual value. The issuance costs are allocated to each component based on the amounts allocated to each component in the unit.

3.	Derecognition of financial instruments:

a)	Financial assets:

A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the Company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the cash flows in full without material delay to a third party and has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

If the Company transfers its rights to receive cash flows from an asset and neither transfers nor retains substantially all the risks and rewards of the asset nor transfers control of the asset, a new asset is recognized to the extent of the Company’s continuing involvement in the asset. When continuing involvement takes the form of guaranteeing the transferred asset, the extent of the continuing involvement is the lower of the original carrying amount of the asset and the maximum amount of consideration received that the Company could be required to repay.

b)	Financial liabilities:

A financial liability is derecognized when it is extinguished, that is when the obligation is discharged, realized, cancelled or expires. A financial liability is extinguished when the debtor (i.e., the Group) discharges the liability by paying in cash, other financial assets, goods or services or shares, or is legally released from the liability.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

When an existing financial liability is exchanged with another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is accounted for as an extinguishment of the original liability and the recognition of a new liability. The difference between the carrying amount of the above liabilities is recognized in statement of comprehensive loss.

If the exchange or modification is not substantial, it is accounted for as a change in the terms of the original liability and no gain or loss is recognized on the exchange.

l.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

m.	Treasury shares:

Company shares held by OphthaliX are recognized at cost, and as a deduction from equity. Any gain or loss arising from a purchase, sale, issuance or cancellation of treasury shares is recognized directly in equity. As of December 31, 2017, the Company has no treasury shares. Please refer to note 1.b.

n.	Provisions:

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the Group expects part or all of the expense to be reimbursed to the Company, such as in an insurance contract, the reimbursement is recognized as a separate asset only when it is virtually certain that it will be received by the Company. The expense is recognized in the income statement net of the reimbursed amount.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Legal claims:

A provision for claims is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required by the Group to settle the obligation and a reliable estimate can be made of the amount of the obligation. No provisions pursuant to IAS 37 have been identified.

o.	Employee benefit liabilities:

The Company’s liability for severance pay is pursuant to Section 14 of the Severance Compensation Act, 1963 (“Section 14”), pursuant to which all the Company’s employees are included under Section 14, and are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in the employee’s name with insurance companies. Under Israeli employment law, payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. The fund is made available to the employee at the time the employer-employee relationship is terminated, regardless of cause of termination. The severance pay liabilities and deposits under Section 14 are not reflected in the consolidated balance sheets as the severance pay risks have been irrevocably transferred to the severance funds.

p.	Share-based payment transactions:

The Company’s employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions. The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using the binomial option pricing model.

As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted using binomial option pricing model.

The cost of equity-settled transactions is recognized in statement of comprehensive loss, together with a corresponding increase in equity, during the period which the performance and/or service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award (the “Vesting Period”).

The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the Vesting Period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Taxes on income:

As it is not likely that taxable income will be generated in the foreseeable future, deferred tax assets due to accumulated losses is not recognized in the Group’s financial statements.

r.	Loss per share:

Losses per share are calculated by dividing the net loss attributable to equity holders of the Company by the weighted number of ordinary shares outstanding during the period. Potential ordinary shares (warrants and unlisted options) are only included in the computation of diluted loss per share when their conversion increases loss per share from continuing operations. Potential ordinary shares that are converted during the period are included in diluted loss per share only until the conversion date and from that date in basic loss per share.

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUPMTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

-	Estimates and assumptions:

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities and expenses. Changes in accounting estimates are reported in the period of the changes in estimates.

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined using an acceptable option-pricing model. The model includes data as to the share price and exercise price, and assumptions regarding expected volatility, expected life, expected dividend and risk-free interest rate.

-	Legal claims:

In estimating the likelihood of outcome of legal claims filed against the Company and its subsideries, the companies rely on the opinion of their legal counsel. These estimates are based on the legal counsel’s best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUPMTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

-	Deferred tax assets:

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy.

NOTE 4:-	DISCLUSURE OF NEW IFRS IN THE PERIOD

a.	IFRS 15 – Revenues from contracts with customers:

The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the Company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

IFRS 15 is to be applied retrospectively for annual periods beginning on or after January 1, 2018. IFRS 15 allows an entity to choose to apply a modified retrospective approach. During 2017, the Company performed an assessment of IFRS 15 impact as described below.

The Company is in the business developing orally bioavailable small molecule therapeutic products. The Company received certain milestone and advances from commercialization, distribution and license agreements with strategic partners.

The Company performed the following preliminary assessment of IFRS 15:

In implementation of IFRS 15, the Company is considering the following:

(1)	Variable consideration:

Some contracts with customers provide a right of return, trade discounts or volume rebates. Currently, the Company recognizes revenue from achieving milestones, net of returns and allowances, trade discounts and volume rebates. If revenue cannot be reliably measured, the Company defers revenue recognition until the uncertainty is resolved. Such provisions give rise to variable consideration under IFRS 15, which will be required to be estimated at contract inception.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 4:-	DISCLUSURE OF NEW IFRS IN THE PERIOD (Cont.)

IFRS 15 requires that the variable consideration be estimated conservatively to prevent over-recognition of revenue.

The Company continues to assess individual contracts to determine the estimated variable consideration and related constraint. There is no impact of IFRS 15 on the financial statements.

(2)	Upfront and milestone payments:

Since the Company’s agreements with strategic partners include upfront and milestone payments that contains a performance obligation that is satisfied over time. Currently, the Company defers the upfront payments and recognizes revenue over time by reference to the stage of completion.

Under IFRS 15, the Company would continue to recognize revenue for upfront payments over time rather than at a point of time. Upon adoption, the financing component will result in interest expenses which will be included in the Company’s consolidated statement of operations to reflect the financial portion cost of the long-term deferred revenue that is related to such services. The Company identified the existence of a significant financing component resulting from an upfront payment. As of January 1, 2018, an amount of USD 350 will be recognized as an increase of the deferred revenue against an increase of accumulated deficit and through 2018 will be recognized as revenue in the financial statements.

(3)	Presentation and disclosure requirements:

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and may significantly expand the disclosures required in Company’s financial statements. Many of the disclosure requirements in IFRS 15 are completely new. In 2017 the Company updated the internal controls, policies and procedures necessary to collect and disclose the required information.

b.	IFRS 9 - Financial Instruments:

In July 2014, the IASB completed the final element of its comprehensive response to the financial crisis by issuing IFRS 9 Financial Instruments. The package of improvements introduced by IFRS 9 includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. Certain securities that are currently measured at Fair Value through profit and lost will be measured at Fair Value through other comprehensive income (loss) due to implementation of IFRS 9. In addition, the Company will measure expected credit loss of the securities that will be measured at fair value through other comprehensive income (loss). IFRS 9 is to be applied for annual periods beginning on January 1, 2018. The Company does not expect to have any material impact from the adoption of IFRS 9 on the financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 4:-	DISCLUSURE OF NEW IFRS IN THE PERIOD (Cont.)

c.	IFRS 16, “Leases”:

In January 2016, the IASB issued IFRS 16, Leases. IFRS 16, that replaces IAS 17, Leases, will only imply insignificant changes to the accounting for lessors. For lessees, the accounting will change significantly, as all leases (except short term leases and small asset leases) will be recognized on balance sheet. Initially, the lease liability and the right-of-use asset is measured at the present value of future lease payments (defined as economically unavoidable payments). The right-of-use asset is subsequently depreciated in a similar way to other assets such as tangible assets, i.e. typically in a straight-line over the lease term. The new Standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted provided that IFRS 15, “Revenue from Contracts with Customers”, is applied concurrently. The Company is evaluating the possible impact of IFRS 16 but is presently unable to assess its effect, on the financial statements.

NOTE 5:-	ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2017	2016
	USD

Government authorities	$66	$22
Prepaid expenses and others	$3,093	$1,985

	$3,159	$2,007

NOTE 6:-	LONG-TERM INVESTMENT

The Company holds 8,563,254 shares of Wize Pharma Inc. (formally known as OphthaliX) as of December 31, 2017 which as of such date represents 8.2% percent of Wize Pharma Inc’s outstanding shares. The shares are classified as financial asset as designated at fair value through profit or loss.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 7:-	PROPERTY, PLANT AND EQUIPMENT, NET

Balance as of December 31, 2017:

	Laboratory equipment	Computers, office furniture and equipment	Leasehold improvements	Total
	USD
Cost:

Balance at January 1, 2017	$22	$173	$6	$201
Purchases during the year	-	7	-	7

Balance at December 31, 2017	22	180	6	208

Accumulated depreciation:

Balance at January 1, 2017	10	146	5	161
Depreciation during the year	4	15	*-)	19

Balance at December 31, 2017	14	161	5	180

Depreciated cost at December 31, 2017	$8	$19	$1	$28

Balance as of December 31, 2016:

	Laboratory equipment	Computers, office furniture and equipment	Leasehold improvements	Total
	USD
Cost:

Balance at January 1, 2016	$21	$164	$6	$191
Purchases during the year	1	9	-	10
Sale of fixed assets	-	*-)	-	*-)

Balance at December 31, 2016	22	173	6	201

Accumulated depreciation:

Balance at January 1, 2016	7	132	4	143
Depreciation during the year	3	14	1	18
Sale of fixed assets	-	*-)	-	*-)

Balance at December 31, 2016	10	146	5	161

Depreciated cost at December 31, 2016	$12	$27	$1	$40

*) Represents an amount less than USD 1.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 8:-	OTHER ACCOUNTS PAYABLE

	December 31,
	2017	2016
	USD

Employees and payroll accruals	$225	$104
Accrued expenses	772	829

	$997	$933

NOTE 9:-	FINANCIAL INSTRUMENTS

a.	Financial assets:

	December 31,
	2017	2016
	USD
Financial assets at fair value through profit or loss:

long-term investment	$917	$-

b.	Financial liabilities, interest-bearing loans and borrowings:

	December 31,
	2017	2016
	USD
Financial liabilities at fair value through profit or loss:

Trade payable	$427	$1,249
Other account payable	997	933
Deferred revenues	1,176	1,465
Warrants exercisable into shares	-	564

	$2,600	$4,211

c.	Financial risks factors:

The Group’s activities expose it to foreign exchange risk. The Group’s comprehensive risk management plan focuses on activities that reduce to a minimum any possible adverse effects on the Group’s financial performance.

The Company’s management identifies and manages financial risks.

d.	Foreign exchange risk:

The Group is exposed to foreign exchange risk resulting from the exposure to different currencies, mainly the NIS. Foreign exchange risk arises on recognized assets and liabilities that are denominated in a foreign currency other than the functional currency.

The Group acts to reduce the foreign exchange risk by managing an adequate part of the available liquid sources in or linked to the NIS.

e.	Fair value:

The carrying amount of cash and cash equivalents, Short-term investments ,trade payables and other accounts payable approximate their fair value.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 9:-	FINANCIAL INSTRUMENTS (Cont.)

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 -	Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets.

Level 2 -	Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 -	Valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The Company’s warrants exercisable into shares liability and the long term investment are classified as Level 1 in the fair value hierarchy, and measured at fair value on a recurring basis.

Fair value measurements using significant unobservable inputs (Level 1):

USD

Balance at December 31, 2015	$849

Changes in values of warrants exercisable into shares liability	(285)

Balance at December 31, 2016	564

Changes in values of warrants exercisable into shares liability	(564)

Balance at December 31, 2017	-

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 9:-	FINANCIAL INSTRUMENTS (Cont.)

Based on the Group’s policy, the Group generally mitigates the currency risk arising from recognized assets and recognized liabilities denominated in foreign currency other than the functional currency by maintaining part of the available liquid sources in deposits in foreign currency. Accordingly, the main currency exposures presented in the sensitivity tables are for those deposits.

NOTE 10:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Liabilities to pay royalties:

1.	According to the license agreement that the Company entered into with the NIH on January 29, 2003, the Company was committed to pay royalties until the expiration of the last patent licensed under the license agreement. The last patent under this agreement expired on June 29, 2015, and therefore except with respect to any amounts already accrued on the Company’s balance sheet, no future payments or royalties will be due.

Following the Merger the Company accrued USD 250 in other accounts payable with respect to the NIH.

2.	According to the patent license agreement that the Company entered into with Leiden University in the Netherlands on November 2, 2009, which is affiliated with the NIH, the Company was granted an exclusive license for the use of the patents of several compounds, including CF602 in certain territories.

The Company is committed to pay royalties as follows:

a)	A one-time concession commission of € 25;
b)	Annual royalties of € 10 until the clinical trials commence;
c)	2%-3% of net sales (as defined in the agreement) received by the Company;
d)	Royalties in a total amount of up to € 850 based on certain progress milestones in the license stages of the products, which are the subject of the patent under the agreement, as follows: (i) € 50 upon initiation of Phase I studies; (ii) € 100 upon initiation of Phase II studies; (iii) € 200 upon initiation of Phase III studies; and (iv) € 500 upon marketing approval by any regulatory authority.
e)	If the agreement is sublicensed to another company, the Company will provide Leiden University royalties at a rate of 10%. A merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement as discussed in this paragraph.

As of December 31 2017, no accrual is recorded with respect to Leiden University.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 10:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

b.	Commitments and license agreements:

1.	In March 2015, the Company signed a distribution agreement with Cipher. As part of the distribution agreement, Cipher will distribute Can-Fite’s lead drug candidate, Piclidenoson for the treatment of psoriasis and rheumatoid arthritis in the Canadian market upon receipt of regulatory approvals.

Under the terms of the agreement, Cipher made an upfront payment of USD 1,292 (CAD 1,650) to the Company in March 2015. In addition, the agreement provides that additional payments of up to CAD 2,000 will be received by the Company upon the achievement of certain milestones plus royalty payments of 16.5% of net sales of  Piclidenoson in Canada.

The agreement further provides that the Company will deliver finished product to Cipher and that Cipher will reimburse the Company for the cost of manufacturing. Furthermore, under the distribution agreement, the Company shall be responsible for conducting product development activities including management of the clinical studies required in order to secure regulatory approvals, and shall use commercially reasonable efforts in conducting such activities. In addition the Company agreed obliged to form a joint steering committee with Cipher which will oversee the progress of the clinical studies.

The Company identified four components in the agreement: (i) performing the research and development services through regulatory approval; (ii) an exclusive license to distribute the product in Canada; (iii) participation in joint steering committee; and, (iv) royalties resulting from future sales of the product. Components (i) – (iii) were analyzed as one unit of accounting. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). The Company estimates these services will be spread over a period of 24 quarters. Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon the Company reaching the sales stage. The useful life, depreciation method and residual value of a liability are reviewed at least each year-end.

2.	In October 2016, the Company signed a distribution agreement with Chong Kun Dang Pharmaceuticals Corp. (“CKD”) for future sales in South Korea. As part of the distribution agreement, CKD will distribute Namodenoson, CF102 (“Product”) for the treatment of liver cancer in the South Korean market upon receipt of regulatory approvals.

Under the terms of the agreement, CKD made an upfront payment of USD 500 to the Company in December 2016 and in August 2017, the Company received a second milestone payment in the amount of USD 500 from CKD, which has licensed the exclusive right to distribute Namodenoson for the treatment of liver cancer in Korea upon receipt of regulatory approvals.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 10:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

In addition, the agreement provides that additional payments of up to USD 2,500 will be received by the Company upon the achievement of certain milestones plus royalty payments of 23% of net sales of Namodenoson in South Korea.

The agreement further provides that the Company will deliver finished Product to CKD and that CKD will reimburse the Company for the cost of manufacturing. The Company identified four components in the agreement: (i) performing the research and development services through regulatory approval; (ii) an exclusive license to distribute the product in South Korea;(iii) participation in a joint steering committee; and, (iv) royalties resulting from future sales of the product. Components (i) – (iii) were analyzed as one unit of accounting. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). The useful life, depreciation method and residual value of a liability are reviewed at least each year-end.

The Company estimates these services will spread over a period of 24 quarters. Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon the Company reaching sales stage.

3.	On December 22, 2008, the Company signed an agreement regarding the provision of a license for Piclodenoson with a South Korean pharmaceutical company, Kwang Dong Pharmaceutical Co. Ltd. (the “KD”). According to the license agreement, the Company granted the KD a license to use, develop and market its Piclodenoson for treating only rheumatoid arthritis only in the Republic of Korea.

As of December 31, 2017, the Company estimates that such contingent payments are remote.

4.	Lease commitments:

The Company lease motor vehicles through operating leases. The lease is for a period ending September 2019. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2017 are as follows:

USD
2018	$29
2019	9
$38

Lease expenses for the years ended December 31, 2016 and 2017 were approximately  USD 54 and USD 58, respectively.

c.	Class action:

On June 29, 2015 the Company received a lawsuit requesting recognition of the lawsuit as a class action, naming the Company, its Chief Executive Officer and its directors as defendants. The lawsuit was filed with the District Court of Tel-Aviv.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 10:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

The lawsuit alleged, among other things, that the Company misled the public with regard to disclosures concerning the efficacy of the Company’s drug candidate, Piclidenoson.

The claimant alleged that he suffered personal damages of over USD 21 (approximately NIS 73 based on the exchange rate reported by the Bank of Israel on December 31, 2017), while also claiming that the shareholders of the Company suffered damages of approximately USD 36,000 (approximately NIS 125,000 based on the exchange rate reported by the Bank of Israel on December 31, 2017). On July 18, 2017, the District Court of Tel-Aviv issued a ruling in which it denied the request to recognize the lawsuit as a class action and awarded the Company an amount of USD 14 (approximately NIS 50 based on the exchange rate reported by the Bank of Israel on December 31, 2017) to pay the Company’s expenses in relation to such lawsuit.

On October 26, 2017, the claimant filed a petition with the Supreme Court appealing the District Court decision. On January 28, 2018, the Supreme Court issued a notice of procedures to be complied with by the relevant parties leading up to a formal hearing scheduled for December 5, 2018.

The Company believes that according to the legal advisors opinion the ruling of the District Court is not likely to be overturned.

NOTE 11:-	EQUITY

a.	Composition of share capital:

	December 31, 2017		December 31, 2016
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of Shares
Ordinary shares of NIS 0.25 par value each	80,000,000	33,295,618	80,000,000	28,156,728

b.	On December 3, 2015, a special general meeting of shareholders of the Company approved, in accordance with the majority required, a proposal to increase the Company’s authorized share capital by NIS 10,000,000 such that following the increase, the authorized share capital shall equal NIS 20,000,000 divided into 80,000,000 ordinary shares, par value NIS 0.25 each, and to amend the Company’s articles of association accordingly.

c.	Issued and outstanding capital:

	Number of shares	NIS par value

Balance at December 31, 2015	28,119,728	7,029,932

Issuance of share capital	37,000	9,250

Balance at December 31, 2016	28,156,728	7,039,182

Issuance of share capital	5,138,890	1,284,722

Balance at December 31, 2017	33,295,618	8,323,904

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 11:-	EQUITY (Cont.)

All ordinary shares have equal rights for all intent and purposes and each ordinary share confers its holder:

1.	The right to be invited and participate in all the Company’s general meetings, both annual and regular, and the right to one vote per ordinary share owned in all votes and in all Company’s general meeting participated.

2.	The right to receive dividends if and when declared and the right to receive bonus shares if and when distributed.

3.	The right to participate in the distribution of the Company’s assets upon liquidation.

d.	Issue of shares and warrants and changes in equity:

1.	In September 2015, the Company completed a registered direct offering pursuant to which it sold an aggregate 2,068,966 ADSs representing 4,137,932 ordinary shares. In addition, the Company issued unregistered warrants to purchase 1,034,483 ADSs representing 2,068,966 ordinary shares. The offering (the “September 2015 Financing”) resulted in gross proceeds of USD 9,000. For further information regarding the warrants, please refer to Note 11.f.3.

In October 2015, the Company completed a registered direct offering pursuant to which it sold an aggregate 1,109,196 ADSs representing 2,218,392 ordinary shares. In addition, the Company issued unregistered warrants to purchase 443,678 ADSs representing 887,356 ordinary shares. The offering (the “October 2015 Financing”) resulted in gross proceeds of USD 4,825. For further information regarding the warrants, please refer to Note 11.f.3.

As part of the September 2015 Financing, the Company also issued placement agent warrants to purchase 103,448 ADSs representing 206,897 ordinary shares exercisable at USD 5.25 per ADS (equivalent to USD 2.625 per ordinary share), subject to certain adjustments, for a period of five years. In addition, as part of the October 2015 Financing, the Company also issued placement agent warrants to purchase 55,460 ADSs representing 110,920 ordinary shares exercisable at USD 5.25 per ADS (equivalent to USD 2.625 per ordinary share), subject to certain adjustments, for a period of five years.

The investor warrants and placement agent warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. The fair value of the placement agents warrants issued in the September 2015 Financing and October 2015 Financing at the grant date were USD 317 and USD 143, respectively and were considered as additional issuance costs.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 11:-	EQUITY (Cont.)

The cash issuance costs in relation to the September 2015 Financing and October 31, 2015 Financing were USD 789 and USD 525, respectively.

In relation to the September 2015 Financing and October 2015 Financing, the Company first allocated the proceeds to the warrants, that due to the dollar exercise price terms and in accordance with IAS 39 is being considered a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company’s statement of comprehensive loss as financial income or expense. The remaining proceeds were allocated to the shares and were recorded to equity. The issuance costs were allocated between the warrants and the shares in proportion to the allocation of the proceeds.

The portions of the issuance costs that were allocated to the warrants and to the ordinary share were recorded as financial expense in the Company’s statement of comprehensive loss and to the additional paid in capital in the Company’s balance sheet, respectively.

2.	In January 2017, the Company completed a registered direct offering with certain institutional and accredited investors, pursuant to which it sold an aggregate 2,500,000 ADSs representing 5,000,000 of its ordinary shares and warrants to purchase 1,250,000 ADSs representing 2,500,000 of its ordinary shares for an aggregate purchase price of USD 5,000 (the “January 2017 Financing”). The warrants may be exercised after 6 months from the date of issuance for a period of five and a half years and have an exercise price of USD 2.25 per ADS (subject to certain adjustments). The Company also issued placement agent warrants to purchase 125,000 ADSs representing 250,000 ordinary shares exercisable at USD 2.25 per ADS, subject to certain adjustments, for a period of five years. The investor warrants and placement agent warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

The issuance costs in relation to the January 2017 Financing was USD 621.

In relation to the January 2017 Financing, the Company first allocated the proceeds to the warrants, that due to the dollar exercise price terms and in accordance with IAS 39 is being considered a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company’s statement of comprehensive loss as financial income or expense. The remaining proceeds were allocated to the shares and were recorded to equity. The issuance costs were allocated between the warrants and the shares in proportion to the allocation of the proceeds.

The portions of the issuance costs that were allocated to the warrants and to the ordinary share were recorded as financial expense in the Company’s statement of comprehensive loss and to the additional paid in capital in the Company’s balance sheet, respectively.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 11:-	EQUITY (Cont.)

The fair value of the warrants issued to the investors in the January 2017 Financing at the commitment date was USD 1,868. The fair value of the placement agents warrants issued in the January 2017 Financing at the grant date were USD 188, and were considered as additional issuance costs.

3.	In December 2017, the Company issued 69,445 ADSs representing 138,890 of its ordinary shares to one of its service providers for its services.

e.	Warrants classified as equity:

1.	On March 31, 2014, 9,907,500 registered warrants (Series 7) that were exercisable into 396,300 ordinary shares of the Company expired. Accordingly, the Company recorded an amount of USD 258 as Share premium.

2.	As part of the March 2014 Financing and December 2014 Financing, the Company issued warrants. The warrants issued in the March 2014 Financing may be exercised after 6 months from the date of issuance for a period of four years and have an exercise price of USD 6.43 per ADS (equivalent to USD 3.215 per ordinary share) (subject to certain adjustments). The warrants issued in the December 2014 Financing may be exercised for a period of five years following issuance and have an exercise price of USD 4.45 per ADS (equivalent to USD 2.225 per ordinary share) (subject to certain adjustments). The fair value of the warrants issued as part of the March 2014 Financing as of commitment were USD 1,098. The fair value of the warrants issued as part of the December 2014 Financing as of commitment were USD 1,535.

3.	As mentioned in Note 11.d.1, the Company issued warrants as part of the September 2015 Financing and October 2015 Financing. These warrants may be exercised after 6 months from the date of issuance for a period of five and a half years and have an exercise price of USD 5.25 per ADS (equivalent to USD 2.625 per ordinary share) (subject to certain adjustments). The fair value of the warrants issued as part of the September 2015 Financing as of commitment were USD 3,167. The fair value of the warrants issued as part of the October 2015 Financing as of commitment were USD 1,147.

4.	As mentioned in Note 11.d.2 the Company issued warrants as part of the January 2017 Financing. The fair value of the warrants issued as part of the January 2017 Financing as of commitment date were USD 1,868.

f.	Warrants classified as liability:

The Company had 39,042,000 registered warrants (Series 10) that were exercisable into 1,561,680 ordinary shares of the Company for NIS 9.85 per share. The warrants were exercisable, according to the court approval, until October 31, 2017.

The fair value of the warrants (Series 10), as of December 31, 2015 and 2016 were USD 240 and USD 146, respectively. Changes in fair value of the warrants from commitment date to December 31, 2017 were recorded as financial income in the Company’s statement of comprehensive loss.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 11:-	EQUITY (Cont.)

The Company had 37,372,500 registered warrants (Series 11) that were exercisable into 1,494,900 ordinary shares of the Company for NIS 9.80 per share. The warrants were exercisable, according to the court approval, until October 31, 2017.

The fair value of the warrants (Series 11), as of December 31, 2015 and 2016 were USD 307 and USD 126, respectively. Changes in fair value of the warrants from commitment date to December 31, 2017 were recorded as financial income in the Company’s statement of comprehensive loss.

The Company had 1,470,000 registered warrants (Series 12) that were exercisable into 1,470,000 ordinary shares of the Company for NIS 15.29 per share. The warrants were exercisable, according to the court approval, until October 31, 2017.

The fair value of the warrants (Series 12), as of December 31, 2015 and 2016 were USD 303 and USD 291, respectively. Changes in fair value of the warrants from commitment date to December 31, 2017 were recorded as financial income in the Company’s statement of comprehensive loss.

As described at Note 11.e.3, in September and October 2015 the Company issued warrants to purchase 2,275,863 and 998,276 of the Company’s ordinary shares, respectively.

On October 31, 2017 the registered warrants (Series 10,11,12) expired.

g.	Stock options:

On November 28, 2013, the board of directors approved the adoption of the 2013 Share Option Plan (the “2013 Plan”). Under the 2013 Plan, the Company may grant its officers, directors, employees and consultants, Stock options, of the Company. Each Stock option granted shall be exercisable at such times and terms and conditions as the Board of Directors may specify in the applicable option agreement, provided that no option will be granted with a term in excess of 10 years.

Upon the adoption of the 2013 ESOP the Company reserved for issuance 1,000,000 shares of ordinary shares, NIS 0.25 par value each.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 12:-	SHARE-BASED PAYMENT TRANSACTIONS

a.	Expenses recognized in the financial statements:

	Year ended December 31,
	2017	2016	2015
	USD

Research and development expenses	$139	$129	$53
General and administrative expenses	53	180	56

	$192	$309	$109

b.	Share-based payment transactions granted by the Company:

1.	On March 19, 2015, the Company’s board of directors approved a grant of unlisted options exercisable into 40,000 of the Company’s ordinary shares to three of its employees and one senior officer for an exercise price of NIS 8.118 per shares (USD 2.34 per share based on the exchange rate reported by the Bank of Israel on December 31, 2017). The options vest on a quarterly basis for a period of 4 years from the grant date.

2.	In October 2015, the Company granted an amount of 200,000 options to acquire up to 200,000 of the Company’s ordinary shares to one of its directors at an exercise price of NIS 3.573 per share (USD 1.03 per share based on the exchange rate reported by the Bank of Israel on December 31, 2017). The options vest over a period of three years on a quarterly basis for 12 consecutive quarters from the date of the grant. The term of the options is 10 years.

3.	In February 2016, the Company’s board of directors approved a grant of unlisted options exercisable into 160,000 of the Company’s ordinary shares to three of its employees and one senior officer for an exercise price of NIS 4.317 per shares (USD 1.24 per share based on the exchange rate reported by the Bank of Israel on December 31, 2017). The options vest on quarterly basis for a period of 4 years from the grant date.

4.	In May 2016, the Company’s board of directors approved a grant of 74,000 shares of the Company to a service provider. Pursuant to the agreement with the service provider, and as partial consideration, the Company issued 37,000 ordinary shares and agreed to issue an additional 37,000 ordinary shares within 180 days, provided that the agreement was not terminated. During 2016 the Company recorded an amount of USD 74 for share based payment expenses relating to this transaction.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 12:-	SHARE-BASED PAYMENT TRANSACTIONS (Cont.)

5.	On May 26, 2016 the Company’s board of directors approved a grant of 20,000 options exercisable into 20,000 ordinary shares of the Company to one of its advisers at an exercise price of 5.376 NIS per share (USD 1.55 per share based on December 31, 2017 exchange rate). The options will vest on a quarterly basis for a period of 4 years from the grant date.

6.	In March 2017, the Company’s board of directors approved a grant of unlisted options exercisable into 210,000 of the Company’s ordinary shares to three of its employees for an exercise price of NIS 3.662 per share (USD 1.05 per share based on December 31, 2017 exchange rate). The options vest on a quarterly basis for a period of 48 months from the grant date.

7.	In May 2017, the Company’s board of directors approved a grant of unlisted options exercisable into 60,000 of the Company’s ordinary shares to an advisor for an exercise price of NIS 3.393 per share (USD 0.98 per share based on the exchange rate reported by the Bank of Israel on December 31, 2017). The options vest on a quarterly basis for a period of 48 months from the grant date.

8.	In December 2017, the Company’s board of directors approved a grant of unlisted options exercisable into 460,000 and 240,000 of the Company’s ordinary shares to the Company’s employees and directors, respectively, for an exercise price of NIS 2.513 and NIS 2.926 per share, respectively (USD 0.72 and USD 0.84 per share, respectively, based on the exchange rate reported by the Bank of Israel on December 31, 2017). The options vest on a quarterly basis for a period of 48 months from the grant date.

c.	Movement during the year:

The following table lists the number of share options, their weighted average exercise prices and modification in option plans of employees, directors and consultants for the periods indicated:

	Shares subject to options outstanding
	2017		2016		2015
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		USD		USD		USD
Outstanding at beginning of year	737,028	2.63	798,579	3.14	592,707	3.94
Grants	970,000	0.75	180,000	1.15	240,000	1.11
Forfeited/expired	(216,605)	4.26	(241,551)	3.32	(34,128)	2.82

Outstanding at end of year	1,490,423	1.35	737,028	2.63	798,579	3.14

Exercisable at end of year	451,266	2.41	402,500	3.87	557,749	4.00

d.	The weighted average remaining contractual life for the shares subject to options outstanding as of December 31, 2017, 2016 and 2015 was 8.38 years, 5.86 years and 4.67 years, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 12:-	SHARE-BASED PAYMENT TRANSACTIONS (Cont.)

e.	The range of exercise prices for shares subject to options outstanding as of December 31, 2017, 2016 and 2015 was between USD 0.72 and USD 5.95.

f.	The fair value of the Company’s share options granted for the years ended December 31, 2016 and 2017 was estimated using the binomial option pricing model using the following assumptions:

	December 31,
Description	2017	2016

Risk-free interest rate	1.89%-2.31%	2.01%-2.02%
Expected volatility	74.4%-77.64%	77.84%-78.22%
Dividend yield	0	0
Contractual life	10	10
Early Exercise Multiple (Suboptimal Factor)	2.5	2.5
Exercise price	0.72-0.98	1.12-1.39

NOTE 13:-	RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2017	2016	2015
	USD

Clinical and preclinical trials	$3,809	$5,104	$2,814
Salary and related expenses	888	664	663
Patents	234	198	216
Royalties	11	11	61
Laboratory materials	63	38	49
Rent	51	48	47
Depreciation	3	4	4
Others	47	48	50

	$5,106	$6,115	$3,904

NOTE 14:-	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2017	2016	2015
	USD

Professional services	$1,132	$1,022	$1,133
Investors and public relations	338	511	421
Salary and related expenses	611	413	455
Directors’ fee	198	212	173
Rent	34	32	31
Travel	112	196	210
Insurance	214	142	120
Stock exchange fees	62	57	57
Office and computer maintenance	81	68	65
Vehicle maintenance	14	14	13
Depreciation	16	14	12
Others	56	52	45

	$2,868	$2,733	$2,735

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 15:-	FINANCE INCOME

	Year ended December 31,
	2017	2016	2015
	USD
Finance expenses:

Bank commissions	$28	$27	$20
Net change in fair value warrants exercisable into shares			113
Financial expenses from defined benefit plans	-	12	-
Net loss from exchange rate fluctuations	588	16	-
Other loss from long-term investment revaluation	5	-	-

	621	55	133
Finance income:

Interest income on bank deposits	(69)	(89)	(22)
Net gain from exchange rate fluctuations	-	-	(84)
Net change in fair value warrants exercisable into shares	(564)	(285)	-

	$(633)	$(374)	$(106)

NOTE 16:-	LOSS PER SHARE

a.	Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2017		2016		2015
	Weighted number of shares	Loss	Weighted number of shares	Loss	Weighted number of shares	Loss
		USD		USD		USD

Number of shares and loss used in the computation of basic and diluted loss per share	32,525	6,339	26,693	8,257	22,953	6,243

b.	To compute diluted loss per share for the year ended December 31, 2017, the total number of 1,921,743 shares subject to outstanding unlisted options have not been taken into account since they have anti-dilutive effect.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 17:-	TAXES ON INCOME

a.	Corporate tax rates:

Israeli taxation:

Corporate tax rate in Israel in 2017 was 24% and in 2016 - 25% .

On January 4, 2016, the Israeli Parliament’s Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which consists of the reduction of the corporate tax rate from 26.5% to 25%.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

The Company estimates that the effect of the change in tax rates will have no impact on the financial statements.

b.	Final tax assessments:

The Company received final tax assessments through 2013.

The related company, Eye-Fite, tax assessment through 2012 is considered as final.

c.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2017 the Company and Eye-Fite had carryforward losses amounting to approximately USD 100,144 and USD 3,577.

d.	Deferred taxes:

The Company did not recognize deferred tax assets for carryforward losses and other temporary differences because their utilization in the foreseeable future is not probable.

NOTE 18:-	TRANSACTIONS WITH RELATED PARTIES

a.	The related parties of the Company are associates, subsidiaries, directors and key management personnel of the Group, and a close member of the family of any of the persons mentioned above.

b.	The Chairman of the Company’s board of directors is a senior partner in the patent firm which represents the Company in intellectual property and commercial matters (the “Service Provider”). The Service Provider charges the Company for services it renders on an hourly basis.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 18:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

c.	Composition of balances with related parties for the year ended December 31, 2017, and each of the three years then ended:

	Year ended December 31,
	2017	2016	2015
	USD

Management and consulting fees (including bonuses) (1)	$505	$322	$290

Other expenses and share-based payment (1)	$79	$158	$65

Patent expenses	$234	$198	$207

Directors’ fee and share-based payment (2)	$171	$134	$148

(1) Number of related parties	$1	$1	$1

(2) Number of directors	$5	$5	$5

d.	Eye-Fite License agreement and Services Agreement:

A license agreement was entered into between the Company and Eye-Fite (the “Eye-Fite License Agreement”) according to which the Company granted Eye-Fite a non-transferrable exclusive license for the use of the Company’s know-how solely in the field of ophthalmic diseases for research, development, commercialization and marketing throughout the world.

In addition to the Eye-Fite License Agreement, the Company, OpthhaliX and Eye-Fite entered into a services agreement (the “Services Agreement”) pursuant to which the Company provided management services with respect to all pre-clinical and clinical research studies, production and supply of the compounds related to the Eye-Fite License Agreement and payment for consultants that are listed in the agreement for their involvement in the clinical trials and in all the activities leading up to, and including, the commercialization of CF101 for ophthalmic indications.. The Company granted Eye-Fite an exclusive license to use these inventions in the field of ophthalmic diseases around the world at no consideration. The Eye-Fite License and Service Agreement was terminated during 2017 in connection with the Merger , please refer to note 1.b.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 19:-	SUBSEQUENT EVENTS

a.	On January 8, 2018, the Company entered into a Distribution and Supply Agreement with Gebro Holding GmBH (“Gebro”), granting Gebro the exclusive right to distribute Piclidenoson in Spain, Switzerland, Liechtenstein and Austria for the treatment of psoriasis and rheumatoid arthritis. Under the Distribution and Supply Agreement, the Company is entitled to €1,500 upon execution of the agreement plus milestone payments upon achieving certain clinical, launch and sales milestones, as follows: (i) €300 upon initiation of the ACRobat Phase III clinical trial for the treatment of rheumatoid arthritis and €300 upon the initiation of the COMFORT Phase III clinical trial for the treatment of psoriasis, (ii) between €750 and €1,600 following first delivery of commercial launch quantities of Piclidenson for either the treatment of rheumatoid arthritis or psoriasis, and (iii) between €300 and up to €4,025 upon meeting certain net sales. In addition, following regulatory approval, the Company shall be entitled to future royalties on net sales of Piclidenoson in the territories and payment for the manufacturing Piclidenoson. On January 25, 2018 the Company received a first payment of approximately USD 2,200 from Gebro.

b.	On March 13, 2018, the Company completed a registered direct offering with certain institutional investors, pursuant to which it sold an aggregate 3,333,336 ADSs representing 6,666,672 of its ordinary shares and warrants to purchase 2,500,002 ADSs representing 5,000,004 of its ordinary shares for an aggregate purchase price of USD 5,000 (the “March 2018 Financing”). The warrants may be exercised after 6 months from the date of issuance for a period of five and a half years and have an exercise price of USD 2.00 per ADS (subject to certain adjustments). The Company also issued placement agent warrants to purchase 166,667 ADSs representing 333,334 ordinary shares exercisable at USD 2.00 per ADS, subject to certain adjustments, for a period of five years.

c.	On March 9, 2018, 982,344 and 98,234 warrants issued as part of the March 2014 financing expired.

d.	On August 6, 2018, the Company entered into a License, Collaboration and Distribution Agreement with CMS Medical Venture Investment Limited (“CMS Medical”) for the commercialization of Piclidenoson for the treatment of rheumatoid arthritis and psoriasis and Namodenoson for the treatment of advanced liver cancer and NAFLD/NASH in China (including Hong Kong, Macao and Taiwan). Under the License, Collaboration and Distribution Agreement, the Company is entitled to USD 2,000 upon execution of the agreement plus milestone payments upon achieving certain regulatory and sales milestones. In addition, following regulatory approval, the Company shall be entitled to future double digit royalties on net sales in the territories and payment for the manufacturing Piclidenoson and Namodenoson. On August 7, 2018, the Company received an upfront payment of USD 2,000 from CMS Medical.